82-34635

Singer N.V.
De Ruyterkade 62
Curacao, Netherlands Antilles

02055840

November 6, 2002

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED NOV 06 2002 SEC MAIL PROCESSING WASH. DC SECTION 180

PROCESSED NOV 21 2002 THOMSON FINANCIAL P

SUPPL

Dear Sir,

Re: SINGER N.V.
Exemption Number 82-5225

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Interim Report of Foreign Private Issuer of Singer N.V. dated November 6, 2002 and the documents referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

dlw 11/18

Enclosures.

Exemption No. 82-5225

# Interim Report of Foreign Private Issuer

# Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated November 6, 2002

**Exemption No. 82-5225**

# Exhibit Index to Interim Report

Exhibit No.

| Exhibit No. | Description |
|---|---|
| 1. | Press Release dated October 17, 2002. |
| 2. | Press Release dated November 6, 2002. |
| 3. | Quarterly Report for Singer N.V. for the quarterly period ended September 30, 2002. |

EXHIBIT NO. 1

**Exemption No. 82-5225**

**FOR IMMEDIATE RELEASE**
**October 17, 2002**

**INFORMATION CONTACT**
**Barbara Wybraniec at (917) 534-5373**

# MANAGEMENT PURCHASES PACHOLDER SHARES

October 17, 2002, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that two of its senior managers have informed the Company that they have purchased the 569,006 shares of common stock of the Company being sold by Pacholder Associates, Inc., and originally issued to the Pension Benefit Guarantee Corporation, a federal government corporation, ("PBGC") in partial satisfaction of certain claims that the PBGC had in the Chapter 11 Reorganization completed in September 2000. The stock represents 7.01% of the issued and outstanding common stock of the Company. The senior managers indicated that they had paid $1.60 per common share, that they had used personal funds at their disposal for the purchase, and that they intended to hold the stock as a long-term investment.

EXHIBIT NO. 2

**Exemption No. 82-5225**

**FOR IMMEDIATE RELEASE**
**November 6, 2002**

**INFORMATION CONTACT**
**Barbara Wybraniec at (917) 534-5373**

**SINGER N.V. ANNOUNCES RESULTS FOR**
**THIRD QUARTER ENDED SEPTEMBER 30, 2002**
***Results Show Continuing Profitability***

November 6, 2002, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or the "Company", symbol "SNGR") announced today its results for the third quarter of 2002 and for the nine months ended September 30, 2002.

## 2002 Third Quarter Results

For the third quarter ended September 30, 2002, the Company reported consolidated revenues of $98.7 million as compared to $97.8 million for the third quarter of 2001, an increase of $0.9 million or 0.9%. The increase was primarily due to strong growth in the Company's Sewing Marketing and Manufacturing operations, particularly U.S. marketing and the Brazil factory, and to growth in the Company's Retail operations in Sri Lanka. This was partially offset by a decline in several markets, primarily the Retail operations in Mexico, where the decline was compounded by the weakening of the Mexican peso against the U.S. dollar. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $21.6 million for the third quarter of 2002 as compared to $20.2 million for the third quarter of 2001, a 6.9% increase; these sales are not included in consolidated revenues.

The Company's revenues for the third quarter of 2002 included $7.1 million of finance charges on consumer credit sales and $1.2 million of royalty and licensing income; the corresponding amounts for the third quarter of 2001 were $7.8 million and $1.1 million, respectively. The decline in finance charges is primarily due to the decrease in retail sales in Mexico.

Gross profit for the three months ended September 30, 2002 was $40.2 million, representing a gross margin of 40.7%, as compared to $36.2 million and a gross margin of 37.0% for the same period in 2001. The increase in gross profit and gross margin was due primarily to improved margins in U.S. Sewing and in the Company's manufacturing segment.

Selling and administrative expenses for the three months ended September 30, 2002, were $31.4 million, representing 31.8% of revenues, as compared to $31.5 million and 32.2% of revenues for the same period in 2001. Included in selling and administrative expenses is advertising and sales promotion expense of $4.8 million or 4.9% of revenues in the 2002 quarter, as compared to $3.9 million or 4.0% for the same period in 2001. Also included in selling and administrative expenses is amortization expense for intangible assets, which was zero in the 2002 quarter as compared to $1.6 million in the 2001 quarter. The reduction of amortization expense for intangible assets is due to the adoption of SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets", effective January 1, 2002.

Operating income for the 2002 and 2001 quarters were $8.8 million and $4.8 million, respectively, while EBITDA (earnings before interest, taxes, depreciation and amortization) were $12.2 and $10.5 million, respectively. The increases in operating profit and EBITDA were primarily due to improvements in gross margin.

Interest expense for both the 2002 and 2001 third quarters amounted to $5.4 million. Equity in earnings from Operating Affiliates, primarily the Company's operating affiliate in Thailand, totaled $0.8 million during the three-month period in 2002, as compared to $0.3 million for the same period in 2001. Miscellaneous other income was $1.2 million in the quarter, as compared to $1.9 million in the prior year period.

Provisions for income taxes amounted to $1.4 million, representing a 24.9% effective tax provision for the three-month period ended September 30, 2002, as compared to $0.8 million and a 46.4% effective tax provision for the same period in 2001. The high effective tax provision for the 2001 period reflects the non-deductibility of $1.6 million in amortization expense for intangible asset.

The Company's net income for the third quarter of 2002 was $3.9 million, a $2.9 million or a 290% increase over the $1.0 million net income recorded in the 2001 third quarter.

The Retail operations (including Thailand) accounted for 57% of Singer's revenues for the 2002 third quarter and for 37% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the 2002 period include the Retail businesses in Thailand, Sri Lanka, Philippines and Bangladesh. The comparable figures for the third quarter of 2001 were 62% of Singer's revenues and 46% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 43% of Singer's revenues for the 2002 third quarter and for 63% of operating earnings. The Sewing Marketing operations in the Untied States and the Sewing Manufacturing operations in Brazil were major contributors to this segment. The significant depreciation of the Brazilian Real against the U.S. dollar was an important contributor to the improvement in Brazil manufacturing. The comparable figures for the third quarter of 2001 were 38% of Singer's revenue and 54% of operating earnings.

## 2002 Nine-Month Results

For the nine months ended September 30, 2002, the Company reported consolidated revenues of $309.0 million, as compared to $311.3 million for the first nine months of 2001, a decline of $2.3 million or 0.7%. The decrease was primarily due to weaker sales in Mexico, Central and South America, China, India and the Middle East. This was partially offset by strong growth in Sewing Marketing sales in the United States and Turkey and by retail sales in Sri Lanka and Bangladesh. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $69.2 million for the 2002 nine months, a 3.4% increase over the $66.9 million recorded in the same period of 2001; these sales are not included in consolidated revenues.

The Company's revenues for the nine-month period of 2002 included $23.8 million of finance charges on consumer credit sales and $4.1 million of royalty and licensing income; the corresponding amounts for the

nine-month period of 2001 were $24.5 million and $3.8 million, respectively. The decline in finance charges is primarily due to the decrease in retail sales in Mexico.

Gross profit for the nine months ended September 30, 2002 was $120.8 million, representing a gross margin of 39.1%, as compared to $120.4 million and a gross margin of 38.7% for the same period in 2001. The increase in gross profit and gross margin was due primarily to improved margins in U.S. Sewing and in the Company's manufacturing segment.

Selling and administrative expenses for the nine months ended September 30, 2002, were $95.5 million, representing 30.9% of revenues, as compared to $97.0 million and 31.2% of revenues for the same period in 2001. Included in selling and administrative expenses is advertising and sales promotion expense of $13.7 million or 4.4% of revenues in the nine-month period of 2002, as compared to $11.2 million or 3.6% for the same period in 2001. Also included in selling and administrative expenses is amortization expense for intangible assets, which was zero in the nine-month period of 2002, as compared to $4.2 million in the nine-month period of 2001.

Operating income for the nine-month period of 2002 and of 2001 were $25.3 million and $23.4 million, respectively, while EBITDA were $34.0 million and $38.0 million, respectively.

Interest expense for the nine-month period ending September 30, 2002, was $15.9 million. Interest expense for the prior year period was $19.5 million. The $3.6 million decrease in total interest expense was due to lower interest rates and a decline of $7.4 million in average borrowings.

Equity in earnings from Operating Affiliates, primarily the Company's operating affiliate in Thailand, totaled $2.5 million during the nine-month period in 2002, as compared to $1.7 million for the same period in 2001. Miscellaneous other income was $2.6 million in the nine-month period in 2002, as compared to $3.8 million in the prior year period.

During the second quarter of 2002, Singer Greece was sold to a third-party buyer who became Singer's new distributor and licensee for Greece. In accordance with SFAS No. 144, the Company has recorded this transaction as a sale of discontinued operation.

Provision for income taxes amounted to $4.0 million, representing a 27.9% effective tax provision in the nine-month period in 2002, as compared to $4.2 million and a 44.7% provision for the same period in 2001. The high effective tax provision for the 2001 period reflects the non-deductibility of $4.2 million in amortization expense for intangible asset.

The Company's net income for the nine-month period of 2002 was $9.2 million, a $4.1 million or an 80.4% increase over the $5.1 million net income recorded in the same period of 2001.

The Retail operations (including Thailand) accounted for 63% of Singer's revenues for the nine-month period in 2002, and for 52% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the period include the Retail businesses in Thailand, Sri Lanka, Mexico and Bangladesh. The comparable figures for the nine-month period of 2001 were 64% of Singer's revenue and 58% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 37% of Singer's revenues for the 2002 nine-month period and for 48% of operating earnings. The Sewing Marketing operations in the United States and the Sewing Manufacturing and Marketing operations in Brazil were major contributors to this segment. The comparable figures for the nine-month period of 2001 were 36% of Singer's revenue and 42% of operating earnings.

The Company's consolidated results and the results for the Sewing segment were negatively impacted in both the 2002 and 2001 periods by the economic crisis in Turkey. However, both revenue and net income in Turkey improved significantly in the nine-month period ending September 30, 2002, as compared with the same period in the prior year.

## Continued Profitability

In commenting on the third quarter results, Mr. Stephen H. Goodman, the Company's President and Chief Executive Officer, noted, "We are pleased by our continued profitability in the third quarter of 2002, representing the eighth, consecutive, profitable quarter since the conclusion of Singer's successful Chapter 11 Reorganization in September 2000, but we are disappointed by the failure to grow revenue and income in several important markets. To meet the challenges of economic weakness in many of the markets in which the Company operates, and of global, excess capacity, resulting in heightened competition, Singer intends to push forward with its on-going strategic initiatives. These include new products, additional promotion and enhanced distribution, both in the Retail and Sewing segments. The more then 20% increase in advertising and sales promotion expense in 2002, as compared with 2001, reflects our commitment to grow sales and market share. Based on the Company's two-year record of profitable performance, we are now actively engaged in efforts to restructure Singer's balance sheet, including rearranging the important bank facilities that become due in 2003. We continue to have confidence that the consistent execution of Singer's recovery plan and successful restructuring of the balance sheet will result in continued and improving profitability."

## Share Distribution

On November 11, 2001, the Singer Creditor Trust made an initial distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company. It is anticipated that the final distribution of the Common Shares will be made later this year.

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there

is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

## About Singer N.V.

Effective September 2000, as a result of the successful Chapter 11 reorganization, Singer became the parent of several operating companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the distribution through retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the availability to customers of consumer credit services provided by the Company. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home. The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of approximately 28% (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2001 and for the three months ended December 31, 2000 together with the Auditor's Report thereon; the 2001 Disclosure Statement and Report dated May 2002, and the prior Disclosure Statement and Report dated September 2001; and copies of all Quarterly Reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, including the Quarterly Report for the period ended September 30, 2002, may be found at the investor section of the Company's financial website, www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions that no assurance can be given that expectation reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, undue reliance should not be placed on such forward-looking statements. The

Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no assumption should be made to the contrary. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Mexico and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and to obtain additional or replacement financing or successfully renegotiate with creditors under the credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at (917) 534-5373.

# SINGER N.V.
## CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
## FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
## (in thousands of US dollars)

| | (Unaudited) Three Months Ended September 30, 2002 | (Unaudited) Three Months Ended September 30, 2001 |
|---|---|---|
| Revenues | $ 98,681 | $ 97,759 |
| Cost of revenues | 58,458 | 61,516 |
| Gross profit | 40,223 | 36,243 |
| Selling and administrative expenses | 31,429 | 31,492 |
| Operating income | 8,794 | 4,751 |
| Other income (expense): | | |
| Interest expense | (5,376) | (5,382) |
| Equity in earnings from operating affiliates | 811 | 317 |
| Other, net | 1,212 | 1,921 |
| Total other income (expense) | (3,353) | (3,144) |
| Income from continuing operations before provision for income taxes and minority interest | 5,441 | 1,607 |
| Provision for income taxes | 1,354 | 745 |
| Minority interest share in income (loss) | 223 | (223) |
| Income from continuing operations | 3,864 | 1,085 |
| Discontinued Operations | | |
| (Loss) from operations of Greece, net of tax benefit | - | (48) |
| Net income | 3,864 | 1,037 |
| Dividends on preferred shares | 275 | 275 |
| Net income applicable to common shares | $ 3,589 | $ 762 |
| Supplementary information: | | |
| Earnings before interest, taxes, depreciation and amortization (EBITDA) | $ 12,219 | $ 10,493 |

Exemption No. 82-5225

# SINGER N.V.
## CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
## FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
## (in thousands of US dollars)

| | (Unaudited) Nine Months Ended September 30, 2002 | (Unaudited) Nine Months Ended September 30, 2001 |
|---|---|---|
| Revenues | $ 309,035 | $ 311,319 |
| Cost of revenues | 188,262 | 190,952 |
| Gross profit | 120,773 | 120,367 |
| Selling and administrative expenses | 95,521 | 97,012 |
| Operating income | 25,252 | 23,355 |
| Other income (expense): | | |
| Interest expense | (15,867) | (19,506) |
| Equity in earnings from operating affiliates | 2,485 | 1,712 |
| Other, net | 2,563 | 3,761 |
| Total other income (expense) | (10,819) | (14,033) |
| Income from continuing operations before provision for income taxes and minority interest | 14,433 | 9,322 |
| Provision for income taxes | 4,020 | 4,169 |
| Minority interest share in income | 882 | 122 |
| Income from continuing operations | 9,531 | 5,031 |
| Discontinued Operations | | |
| Gain (loss) from operations of Greece, net of tax benefit | (374) | 79 |
| Net income | 9,157 | 5,110 |
| Dividends on preferred shares | 825 | 825 |
| Net income applicable to common shares | $ 8,332 | $ 4,285 |
| Supplementary information: | | |
| Earnings before interest, taxes, depreciation and amortization (EBITDA) | $ 34,027 | $ 37,980 |

EXHIBIT NO. 3

Exemption No. 82-5225

SINGER®

# QUARTERLY REPORT

## Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

## For the Quarterly Period Ended September 30, 2002

---

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

---

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 011-599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 915 Broadway, New York, NY 10010.

---

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1999.

---

On November 11, 2001, the Singer Creditor Trust made an initial distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Old Singer. It is anticipated that the final distribution of the Common Shares will be made later this year.

The Company's common shares are not currently listed on any U.S. or overseas security exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or any similar trading system, nor is such listing likely in the near future. Price quotations for the Company's common shares became available on the "Pink Sheets" quotation service under the symbol, "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

---

## CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions that no assurance can be given that expectation reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, undue reliance should not be placed on such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no assumption should be made to the contrary. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Mexico and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and seeking and obtaining additional or replacement financing or successfully renegotiating with creditors under the credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

# SINGER N.V.

## INDEX

# SINGER N.V.

## CONDENSED CONSOLIDATED BALANCE SHEETS

### September 30, 2002 and 2001 (Unaudited)
### (in thousands of US dollars, except share and per share amounts)

| | September 30, 2002 | September 30, 2001 |
|---|---|---|
| ASSETS: | | |
| Current assets- | | |
| Cash and cash equivalents | $ 10,440 | $ 11,978 |
| Accounts receivable, net | 118,753 | 107,779 |
| Inventories, net | 79,352 | 96,189 |
| Other current assets | 8,981 | 11,621 |
| Total current assets | 217,526 | 227,567 |
| Investment in operating affiliates | 27,002 | 26,302 |
| Property, plant and equipment, net | 57,641 | 64,571 |
| Intangible assets | 139,929 | 144,762 |
| Other assets | 22,544 | 19,355 |
| Total assets | $ 464,642 | $ 482,557 |
| LIABILITIES AND SHAREHOLDERS' EQUITY: | | |
| Current liabilities- | | |
| Notes and loans payable | $ 53,806 | $ 53,784 |
| Accounts payable and accrued liabilities | 89,825 | 105,150 |
| Current portion of long-term debt | 39,274 | 86,499 |
| Total current liabilities | 182,905 | 245,433 |
| Long-term debt | 106,194 | 73,934 |
| Other non-current liabilities | 60,167 | 59,862 |
| Total liabilities | 349,266 | 379,229 |
| SHAREHOLDERS' EQUITY: | | |
| Preferred shares, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, 40 shares | 19,200 | 18,100 |
| Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 8,121,828 | 81 | 81 |
| Additional paid-in capital | 80,919 | 80,919 |
| Retained earnings | 17,040 | 5,023 |
| Accumulated other comprehensive loss | (1,864) | (795) |
| Total shareholders' equity | 115,376 | 103,328 |
| Total liabilities and shareholders' equity | $ 464,642 | $ 482,557 |

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

Exemption No. 82-5225

# SINGER N.V.

## CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

### FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001 (Unaudited)
### (in thousands of US dollars)

| | Three Months ended September 30, 2002 and 2001 | | Nine Months ended September 30, 2002 and 2001 | |
|---|---|---|---|---|
| Revenues | $ 98,681 | $ 97,759 | $ 309,035 | $ 311,319 |
| Cost of revenues | 58,458 | 61,516 | 188,262 | 190,952 |
| Gross profit | 40,223 | 36,243 | 120,773 | 120,367 |
| Selling and administrative expenses | 31,429 | 31,492 | 95,521 | 97,012 |
| Operating income | 8,794 | 4,751 | 25,252 | 23,355 |
| Other income (expense): | | | | |
| Interest expense | (5,376) | (5,382) | (15,867) | (19,506) |
| Equity in earnings from operating affiliates | 811 | 317 | 2,485 | 1,712 |
| Other, net | 1,212 | 1,921 | 2,563 | 3,761 |
| Total other income (expense) | (3,353) | (3,144) | (10,819) | (14,033) |
| Income from continuing operations before provision for income taxes and minority interest | 5,441 | 1,607 | 14,433 | 9,322 |
| Provision for income taxes | 1,354 | 745 | 4,020 | 4,169 |
| Minority interest share in income | 223 | (223) | 882 | 122 |
| Income from continuing operations | 3,864 | 1,085 | 9,531 | 5,031 |
| Discontinued Operations | | | | |
| Gain (loss) from operations of Greece, net of tax benefit | - | (48) | (374) | 79 |
| Net income | 3,864 | 1,037 | 9,157 | 5,110 |
| Dividends on preferred shares | 275 | 275 | 825 | 825 |
| Net income applicable to common shares | $ 3,589 | $ 762 | $ 8,332 | $ 4,285 |

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

# SINGER N.V.

## CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

## FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 and 2001 (Unaudited)
## (in thousands of US dollars)

| | Nine Months ended September 30, 2002 and 2001 | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 9,157 | $ 5,110 |
| Adjustments to reconcile net income to net cash provided by operating activities- | | |
| Depreciation and amortization | 4,983 | 9,195 |
| Gain on disposal of property, plant and equipment | (408) | (713) |
| Gain on disposal of discontinued operation | (113) | - |
| Equity in earnings from operating affiliates, net of dividends received | (1,274) | (762) |
| Minority interest share in income | 882 | 122 |
| Foreign exchange gain | (2,396) | (2,149) |
| Change in current assets and liabilities- | | |
| Decrease (increase) in accounts receivable | (11,978) | 7,690 |
| Decrease (increase) in inventory | 188 | (7,240) |
| Decrease in other current assets | 2,236 | 865 |
| Increase (decrease) in accounts payable and accrued expenses | 8,205 | (2,163) |
| Other | (703) | (821) |
| Net cash provided by operating activities | 8,779 | 9,134 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Capital expenditures | (4,874) | (3,369) |
| Proceeds on disposal of property, plant and equipment | 877 | 2,000 |
| Proceeds from disposal of discontinued operations | 1,300 | - |
| Net cash used in investing activities | (2,697) | (1,369) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Net increase (decrease) in notes and loans payable | 333 | 1,741 |
| Net decrease in long term debt | (12,837) | (9,074) |
| Net cash used in financing activities | (12,504) | (7,333) |
| Effect of exchange rate changes on cash | 1,942 | (909) |
| Net decrease in cash and cash equivalents | (4,480) | (477) |
| CASH AND CASH EQUIVALENTS, beginning of the period | 14,920 | 12,455 |
| CASH AND CASH EQUIVALENTS, end of the period | $ 10,440 | $ 11,978 |

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

**SINGER N.V.**

**NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS**
**(Unaudited)**
**(in thousands of US dollars)**

## 1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the SINGER® brand name.

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are currently managed as two business lines. Within the Retail segment, management is on a geographic basis; within the Sewing segment, management is divided between marketing and manufacturing.

## 2. BASIS OF PRESENTATION

The accompanying unaudited, condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and fresh start reporting adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2001 Disclosure Statement and Report dated May 2002.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and required reductions of certain significant outstanding debt balances in 2002 and 2003. Singer's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and to obtain additional or replacement financing or successfully renegotiate with

creditors under the credit facilities. As of September 30, 2002, the Company was in compliance with the respective covenants and restrictions of these financing agreements. As of September 30, 2001, the Company was not in compliance with certain of the covenants under selected financing arrangements; accordingly, the amounts due under these financing arrangements were classified as short-term, in the accompanying financial statements for the period ended September 30, 2001.

The Reorganization Plan

The reorganization of the Company was made pursuant to the First Amended Joint Plan of Reorganization of Old Singer and its Affiliated Debtors and Debtors in Possession (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced under Chapter 11 in September of 1999 by Old Singer and certain of its subsidiaries as a result of a number of internal and external factors making problematic the continued viability of their operations outside of reorganization proceedings. The majority of the Operating Companies, however, did not commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings. Operating Companies in Brazil, the United States and Turkey were successfully reorganized under Chapter 11.

Under the Reorganization Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on August 24, 2000, and became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and the holders of allowed general unsecured claims against Old Singer were to receive substantially all of the equity shares of the Company. While the Company's common shares are not listed on any U.S. or overseas securities exchange or any NASDAQ or similar trading system, they are currently quoted on the "Pink Sheets" quotation service.

As part of the implementation of the Reorganization Plan, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia (the "Nova Scotia Financing Agreement"), pursuant to which the Company effectively assumed certain restructured secured indebtedness of Old Singer. With the exception of the chief executive officer, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the current directors of the Company were initially appointed by the Creditors Committee of Old Singer and remain in office.

Fresh Start Reporting

In connection with the reorganization under the Reorganization Plan, the Company implemented "Fresh Start Reporting" as of September 30, 2000 (its normal interim closing date), as set forth in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. "Fresh Start Reporting" was required because there was an ownership change of more than 50%. Accordingly, all assets and liabilities were restated to reflect their respective estimatable fair values at that date.

The reorganization value of the Company was determined by management, with assistance from The Blackstone Group LLP, independent financial professionals. The methodology employed involved estimation of enterprise value (i.e., the market value of the Company's debt and stockholders' equity which was determined to be $324.0 million), taking into account a discounted cash flow analysis. The discounted cash flow analysis was based on five-year cash flow projections prepared by management and using average discount rates of 15-20%. The reorganization value of the Company was determined to be $514.5 million as of September 30, 2000.

The Company allocated $85.0 million of the reorganization value to the SINGER® brand name based on an independent appraisal. The portion of the reorganization value which could not be attributed to specific tangible or identifiable intangible assets of the reorganized Company has been reported as "Reorganization value in excess of amounts allocable to identifiable assets". The amounts are reflected under intangible assets. Effective January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards (SFAS) No. 142, "Accounting for Goodwill and Other Intangible Assets", pursuant to which Singer is no longer amortizing the value of the trademark and other intangible assets with indefinite lives, reducing amortization expense by approximately $1.3 million per quarter, subject, however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at September 30, 2002.

Management's Plans

The Company believes that its Operating Companies have viable core businesses, reflecting the reputation of the SINGER® brand and the strength of the distribution networks and the Company's reputation for quality and service in selected markets important to its operations. The Company also believes it has the potential to meaningfully improve its financial performance and to achieve its minimum-operating plan.

In order to improve operating and financial performance, the Company is undertaking a number of programs, including implementing management changes, introducing new and improved products and services, increasing the number and variety of distribution points, strengthening working capital management, improving product sourcing and implementing programs to increase royalty and licensing earnings. Similar efforts are being undertaken by the Operating Companies, in addition to their continuing cost-reduction efforts.

The Company's liquidity position is tight. Among significant principal repayments due over the following twelve months are repayments under the Nova Scotia Financing Agreement to reduce the outstanding balance of the facility by $4.6 million to $40.0 million by December 31, 2002; the Company's Turkish subsidiary is required to increase its quarterly blended principal and interest repayments from $0.4 to $1.6 million per quarter, starting on December 12, 2002; and the Company's Brazil subsidiary is required to make a principal repayment of $4.5 million on September 14, 2003. Improvement in liquidity in 2002 and beyond is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, as well as the timing and the ultimate realization of significant one-time items, including liquidation of operations as outlined in the Reorganization Plan and real estate sales, and renegotiation and/or refinancing of certain financing arrangements, some of which are not within the Company's control.

Certain prior year amounts have been reclassified to conform to the current year presentation.

**Recent Accounting Pronouncements**

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material effect on the Company's financial position or results of operations.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The provisions of SFAS No. 142 are effective for the fiscal year ending December 31, 2002. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142. The adoption of SFAS No. 142 will reduce amortization expense by approximately $5.2 million per year, subject however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at September 30, 2002.

In July 2001, the FASB also issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost as well as any legal obligations associated with the retirement of tangible long-lived assets. The Company adopted SFAS No. 143 effective January 1, 2002, this adoption has not had a material effect on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 effective January 1, 2002. The sale of Singer A.E.E. Home Appliances, the Company's operating subsidiary in Greece ("Singer Greece"), in May 2002 has been recorded as a discontinued operation.

## 3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

| | September 30, 2002 | September 30, 2001 |
|---|---|---|
| Instalment receivables | $ 76,173 | $ 72,925 |
| Trade receivables | 53,965 | 45,670 |
| Other | 15,240 | 16,853 |
| | 145,378 | 135,448 |
| Less: | | |
| Unearned carrying charges | 19,781 | 20,734 |
| Installment receivables due in excess of one year | 6,844 | 6,935 |
| | $ 118,753 | $ 107,779 |

Accounts receivable are stated net of allowance for doubtful accounts of $25,542 and $36,684 as of September 30, 2002 and 2001, respectively.

## 4. INVENTORIES

Inventories are summarized as follows:

| | September 30, 2002 | September 30, 2001 |
|---|---|---|
| Finished goods | $ 73,237 | $ 85,598 |
| Raw materials and work in progress | 6,115 | 10,591 |
| | $ 79,352 | $ 96,189 |

## 5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are summarized as follows:

| | September 30, 2002 | September 30, 2001 |
|---|---|---|
| Accounts payable | $ 57,207 | $ 62,578 |
| Accrued liabilities | 32,618 | 42,572 |
| | $ 89,825 | $ 105,150 |

## 6. COMPREHENSIVE INCOME

| | Three Months ended September 30, 2002 and 2001 | | Nine Months ended September 30, 2002 and 2001 | |
|---|---|---|---|---|
| Net income | $ 3,864 | $ 1,037 | $ 9,157 | $ 5,110 |
| Other comprehensive income: | | | | |
| Foreign currency translation adjustment | 762 | (1,044) | 1,875 | (434) |
| Comprehensive income | $ 4,626 | $ (7) | $ 11,032 | $ 4,676 |

## 7. DISCONTINUED OPERATIONS

On May 30, 2002, the Company sold the shares of Singer Greece for net proceeds of $1.3 million, resulting in a net gain of $0.1 million. The results of operations of Singer Greece are reported separately as discontinued operations and are summarized as follows:

| | January 1, 2002 to May 30, 2002 | Nine Months Ended September 30, 2001 |
|---|---|---|
| Revenues | $ 2,568 | $ 9,545 |
| Net income (loss) | (487) | 79 |
| Gain on disposal of Singer Greece | 113 | - |
| Gain (loss) from operations of Greece, net of tax | $ (374) | $ 79 |

| | May 30, 2002 | September 30, 2001 |
|---|---|---|
| Assets | | |
| Current | $ 6,230 | $ 7,456 |
| Other assets | 2,380 | 2,275 |
| Total assets | $ 8,610 | $ 9,731 |
| Liabilities and Shareholder's Equity | | |
| Current liabilities | $ 6,340 | $ 6,633 |
| Other liabilities | 1,570 | 1,042 |
| Total liabilities | $ 7,910 | $ 7,675 |
| Shareholder's Equity | 700 | 2,056 |
| Total liabilities and shareholder's equity | $ 8,610 | $ 9,731 |

## 8. CONTINGENCIES AND OTHER INFORMATION

During the second quarter of 2002, the Company received notices from the Mexican tax authorities of proposed assessments of taxes resulting from the transfer of shares of Singer Mexicana S.A. de C.V., ("Singer Mexicana") the Company's operating subsidiary in Mexico, from one company to another company within the Singer group of companies. The approximate proposed assessment claimed by the tax authorities, including penalties and interest is $17 million. The Company believes that it has properly reported the transfers of the shares of Singer Mexicana in accordance with applicable laws and has commenced appropriate proceedings in Mexico to contest the proposed adjustments. The Company believes that it has meritorious legal defenses to the amount claimed and expects that the ultimate resolution of this matter will not have a material adverse effect on the Company's consolidated financial position. At this time the outcome of the dispute is undeterminable.

## 9. SEGMENT RELATED INFORMATION

The Company is a holding company whose Operating Companies are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are currently managed as two business lines. Within the Retail segment, management is on a geographic basis; within the Sewing segment, management is divided between marketing and manufacturing.

The operations and the performance of these segments are regularly reviewed and are coordinated by senior management of the Company.

Intersegment sales are at transfer prices which approximate prices charged to unaffiliated customers.

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the period presented. No single customer accounted for 10% or more of total revenues.

| Segment Data | Three Months ended September 30, 2002 and 2001 | | Nine Months ended September 30, 2002 and 2001 | |
|---|---|---|---|---|
| Revenues: | | | | |
| Retail- | | | | |
| Americas | $ 29,210 | $ 33,100 | $ 98,318 | $ 105,211 |
| Asia | 51,390 | 48,142 | 164,988 | 159,585 |
| Africa and Middle East | 1,146 | 1,421 | 3,864 | 4,688 |
| Intersegment | 113 | 437 | 695 | 1,584 |
| | 81,859 | 83,100 | 267,865 | 271,068 |
| Sewing marketing- | | | | |
| Americas | 23,762 | 21,728 | 67,080 | 64,130 |
| Asia | 9,335 | 8,952 | 26,516 | 28,119 |
| Europe | 5,162 | 4,130 | 15,939 | 15,267 |
| Intersegment | 7,458 | 4,247 | 11,444 | 10,358 |
| | 45,717 | 39,057 | 120,979 | 117,874 |
| Sewing manufacturing- | | | | |
| Americas | 254 | 344 | 1,503 | 885 |
| Asia | 1 | 130 | 11 | 380 |
| Intersegment | 16,501 | 11,015 | 37,349 | 36,222 |
| | 16,756 | 11,489 | 38,863 | 37,487 |
| Gross segment revenues | 144,332 | 133,646 | 427,707 | 426,429 |
| Less- Operating Affiliate, Thailand | (21,579) | (20,188) | (69,184) | (66,946) |
| Intersegment | (24,072) | (15,699) | (49,488) | (48,164) |
| Total revenues | $ 98,681 | $ 97,759 | $ 309,035 | $ 311,319 |
| Operating income: | | | | |
| Retail- | | | | |
| Americas | $ 776 | $ 1,816 | $ 5,051 | $ 8,944 |
| Asia | 3,860 | 2,271 | 14,603 | 13,416 |
| Africa and Middle East | 5 | 109 | 130 | 353 |
| | 4,641 | 4,196 | 19,784 | 22,713 |
| Sewing marketing- | | | | |
| Americas | 1,106 | 1,225 | 4,147 | 5,131 |
| Asia | 2,436 | 2,562 | 6,215 | 7,156 |
| Europe | 58 | (195) | 245 | (83) |
| | 3,600 | 3,592 | 10,607 | 12,204 |
| Sewing manufacturing- | | | | |
| Americas | 4,120 | 1,461 | 7,194 | 4,464 |
| Asia | 202 | (168) | 138 | (299) |
| | 4,322 | 1,293 | 7,332 | 4,165 |
| Corporate and eliminations | (2,694) | (4,005) | (7,196) | (10,436) |
| Less- Operating Affiliate, Thailand | (1,075) | (325) | (5,275) | (5,291) |
| Total operating income | $ 8,794 | $ 4,751 | $ 25,252 | $ 23,355 |

| | September 30, 2002 | September 30, 2001 |
|---|---|---|
| Total assets: | | |
| Retail- | | |
| Americas | $ 80,882 | $ 73,550 |
| Asia | 174,053 | 178,204 |
| Europe | - | 9,731 |
| Africa and Middle East | 791 | 928 |
| | 255,726 | 262,413 |
| Sewing marketing- | | |
| Americas | 43,450 | 43,685 |
| Asia | 31,244 | 32,876 |
| Europe | 11,788 | 11,844 |
| | 86,482 | 88,405 |
| Sewing manufacturing- | | |
| Americas | 24,624 | 29,096 |
| Asia | 9,552 | 11,627 |
| | 34,176 | 40,723 |
| Corporate and eliminations | 168,286 | 175,120 |
| Less- Operating Affiliate, Thailand | (80,028) | (84,104) |
| Total assets | $ 464,642 | $ 482,557 |

Certain financial information by geographical area is as follows:

| | Three Months ended September 30, 2002 and 2001 | | Nine Months ended September 30, 2002 and 2001 | |
|---|---|---|---|---|
| Revenues: | | | | |
| Americas | $ 53,226 | $ 55,172 | $ 166,901 | $ 170,226 |
| Asia | 60,726 | 57,224 | 191,515 | 188,084 |
| Europe | 5,162 | 4,130 | 15,939 | 15,267 |
| Africa and Middle East | 1,146 | 1,421 | 3,864 | 4,688 |
| | 120,260 | 117,947 | 378,219 | 378,265 |
| Less- Operating Affiliate, Thailand | (21,579) | (20,188) | (69,184) | (66,946) |
| Total revenues | $ 98,681 | $ 97,759 | $ 309,035 | $ 311,319 |

| | September 30, 2002 | September 30, 2001 |
|---|---|---|
| Total assets: | | |
| Americas | $ 148,956 | $ 146,331 |
| Asia | 214,849 | 222,707 |
| Europe | 11,788 | 21,575 |
| Africa and Middle East | 791 | 928 |
| Total countries | 376,384 | 391,541 |
| Corporate and eliminations | 168,286 | 175,120 |
| Less- Operating Affiliate, Thailand | (80,028) | (84,104) |
| Total assets | $ 464,642 | $ 482,557 |

## PART II

### Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2001 and the unaudited consolidated financial statements of the Company for the three months ended September 30, 2002 and 2001 and for the nine months ended September 30, 2002 and 2001. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect to Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein. Financial statements of Old Singer for prior periods are not comparable to post effective date results of the Company and have not, therefore, been presented or discussed herein.

### Results Of Operations

*Three Months Ended September 30, 2002 and September 30, 2001*

For the third quarter ended September 30, 2002, the Company reported consolidated revenues of $98.7 million as compared to $97.8 million for the third quarter of 2001, an increase of $0.9 million or 0.9%. The increase was primarily due to strong growth in the Company's Sewing Marketing and Sewing Manufacturing operations, particularly U.S. marketing and the Brazil factory, and to growth in the Company's Retail operations in Sri Lanka. This was partially offset by a decline in several markets, primarily the Retail operations in Mexico, where the decline was compounded by the weakening of the Mexican peso against the US dollar. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $21.6 million for the third quarter of 2002 as compared to $20.2 million for the third quarter of 2001, a 6.9% increase. Thailand's sales are not included in consolidated revenues.

The Company's revenues for the third quarter of 2002 included $7.1 million of finance charges on consumer credit sales and $1.2 million of royalty and licensing income; the corresponding amounts for the third quarter of 2001 were $7.8 million and $1.1 million, respectively. The decline in finance charges is primarily due to the decrease in retail sales in Mexico.

Gross profit for the three months ended September 30, 2002 was $40.2 million, representing a gross margin of 40.7%, as compared to $36.2 million and a gross margin of 37.0% for the same period in 2001. The increase in gross profit and gross margin was due primarily to improved margins in US Sewing and in the Company's manufacturing segment.

Selling and administrative expenses for the three months ended September 30, 2002 were $31.4 million, representing 31.8% of revenues, as compared to $31.5 million and 32.2% of revenues for the same period in 2001. Included in selling and administrative expenses is advertising and sales promotion expense of $4.8 million or 4.9% of revenues in the 2002 quarter, as compared to $3.9 million or 4.0% for the same period in 2001, an increase of $0.9 million or 23%. Also included in selling and administrative expenses is amortization expense for intangible assets, which was zero in the 2002 quarter as compared to $1.6 million in the 2001 quarter. The reduction of amortization expense for intangible assets is due to the adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets", effective January 1, 2002.

Operating income for the 2002 and 2001 quarters were $8.8 million and $4.8 million, respectively, while EBITDA (earnings before interest, taxes, depreciation and amortization) were $12.2 and $10.5

million, respectively. The increases in operating profit and EBITDA were primarily due to improvements in gross margin.

The Retail operations (including Thailand) accounted for 57% of Singer's revenues for the 2002 third quarter and for 37% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the 2002 period include the Retail businesses in Thailand, Sri Lanka, Philippines and Bangladesh. The comparable figures for the third quarter of 2001 were 62% of Singer's revenue and 46% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 43% of Singer's revenues for the 2002 third quarter and for 63% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States and the Sewing Manufacturing operations in Brazil were major contributors to this segment. The significant depreciation of the Brazilian Real against the US dollar was an important contributor to the improvement in Brazil manufacturing. The comparable figures for the third quarter of 2001 were 38% of Singer's revenue and 54% of operating earnings.

Interest expense for the three-month period ending September 30, 2002 was $5.4 million. Interest expense incurred by the Operating Companies during the period totaled $4.4 million, while Corporate interest expense in the period was $1.0 million. Interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.3 million. Interest expense for the three-month period ending September 30, 2001 was $5.4 million. Interest expense incurred by the Operating Companies during the 2001 period totaled $3.9 million, while Corporate interest expense in the period was $1.5 million. Interest expense for the 2001 period at the Company's non-consolidated Operating Affiliate in Thailand was $0.4 million.

Equity in earnings from Operating Affiliates, primarily the Company's operating affiliate in Thailand, totaled $0.8 million during the three-month period ended September 30, 2002 as compared to $0.3 million for the same period in 2001.

Miscellaneous other income was $1.2 million for the three-month period ended September 30, 2002 as compared to other income of $1.9 million for the same period in 2001. The decline in other income is primarily due to a decrease in gain on sale of assets to $0.3 million during the three-month period ended September 30, 2002 as compared to $0.7 million for the same period in 2001.

Provision for income taxes amounted to $1.4 million representing a 24.9% effective tax provision for the three-month period ended September 30, 2002, as compared to $0.8 million and a 46.4% effective tax provision for the same period in 2001. The high effective tax provision for the 2001 period reflects the non-deductability of $1.6 million in amortization expense for intangible asset.

The Company's net income for the third quarter of 2002 was $3.9 million, a $2.9 million or a 290% increase over the $1.0 million net income recorded in the 2001 third quarter.

Dividends on the Series A Convertible Preferred Stock ("Preferred A"), equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.2 million for the three-month periods ending September 30, 2002 and September 30, 2001. This dividend is cumulative and has been accrued but not paid. An additional amount of $0.1 million for the three-month periods ending September 30, 2002 and September 30, 2001 has been accrued representing the accretion in the value of the Preferred A.

The net income applicable to Common Shares was $3.6 million for the third quarter of 2002 as compared to $0.8 million for the same period in 2001.

*Nine Months Ended September 30, 2002 and September 30, 2001*

For the nine months ended September 30, 2002, the Company reported consolidated revenues of $309.0 million as compared to $311.3 million for the nine months of 2001, a decline of $2.3 million or 0.7%. The decrease was primarily due to weaker sales in Mexico, Central and South America, China, India and the Middle East. This was partially offset by strong growth in Sewing Marketing sales in the United States and Turkey and by Retail sales in Sri Lanka and Bangladesh. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $69.2 million for the 2002 nine months, a 3.4% increase over the $66.9 million recorded in the same period of 2001. Thailand's sales are not included in consolidated revenues.

The Company's revenues for the nine-month period of 2002 included $23.8 million of finance charges on consumer credit sales and $4.1 million of royalty and licensing income; the corresponding amounts for the nine-month period of 2001 were $24.5 million and $3.8 million, respectively. The decline in finance charges is primarily due to the decrease in retail sales in Mexico.

Gross profit for the nine months ended September 30, 2002 was $120.8 million, representing a gross margin of 39.1%, as compared to $120.4 million and a gross margin of 38.7% for the same period in 2001. The increase in gross profit and gross margin was due primarily to improved margins in US Sewing and in the Company's manufacturing segment.

Selling and administrative expenses for the nine months ended September 30, 2002 were $95.5 million, representing 30.9% of revenues, as compared to $97.0 million and 31.2% of revenues for the same period in 2001. Included in selling and administrative expenses is advertising and sales promotion expense of $13.7 million or 4.4% of revenues in the nine month period of 2002, as compared to $11.2 million or 3.6% for the same period in 2001, an increase of $2.5 million or 22%. Also included in selling and administrative expenses is amortization expense for intangible assets, which was zero in the nine month period of 2002 as compared to $4.2 million in the nine month period of 2001. The reduction of amortization expense for intangible assets is due to the adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets", effective January 1, 2002.

Operating income for the nine-month period of 2002 and of 2001 were $25.3 million and $23.4 million, respectively, while EBITDA were $34.0 million and $38.0 million, respectively.

The Retail operations (including Thailand) accounted for 63% of Singer's revenues for the nine-month period in 2002, and for 52% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the period include the Retail businesses in Thailand, Sri Lanka, Mexico, and Bangladesh. The comparable figures for the nine-month period of 2001 were 64% of Singer's revenue and 58% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 37% of Singer's revenues for the 2002 nine-month period and for 48% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States and the Sewing Manufacturing and Marketing operations in Brazil were major contributors to this segment. The comparable figures for the nine-month period of 2001 were 36% of Singer's revenue and 42% of operating earnings.

The Company's consolidated results and the results for the Sewing segment were negatively impacted in both the 2002 and 2001 periods by the economic crisis in Turkey. However, both revenue and net income in Turkey improved significantly in the nine-month period ending September 30, 2002, as compared with the same period in the prior year.

Interest expense for the nine-month period ending September 30, 2002 was $15.9 million. Interest expense incurred by the Operating Companies during the period totaled $13.0 million, while Corporate interest expense in the period was $2.9 million. Interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $1.1 million. Interest expense for the nine-month period ending September 30, 2001 was $19.5 million. Interest expense incurred by the Operating Companies during the 2001 period totaled $14.9 million, while Corporate interest expense in the period was $4.6 million. Interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $1.5 million. The $3.6 million decrease in total interest expense was due to lower interest rates and decreased borrowings. The Company's average borrowings totaled $206.6 million in the first nine months of 2002 as compared to $214.2 million for the same period in 2001.

Equity in earnings from Operating Affiliates, primarily the Company's operating affiliate in Thailand, totaled $2.5 million during the nine-month period ended September 30, 2002 as compared to $1.7 million for the same period in 2001.

During the second quarter of 2002, Singer Greece was sold to a third party buyer who became Singer's new distributor and licensee for Greece. In accordance with SFAS No. 144, the Company has recorded this transaction as a sale of a discontinued operation.

Miscellaneous other income was $2.6 million in the nine-month period ended September 30, 2002 as compared to other income of $3.8 million for the same period in 2001. The decline in other income is primarily due to a decrease in gain on foreign exchange transactions to $1.4 million during the nine month period ended September 30, 2002 as compared to $2.1 million for the same period in 2001. Gain on sale of assets declined to $0.4 million during the nine-month period ended September 30, 2002 as compared to $0.7 million for the same period in 2001.

Provision for income taxes amounted to $4.0 million representing a 27.9% effective tax provision in the nine-month period ended September 30, 2002, as compared to $4.2 million and a 44.7% provision for the same period in 2001. The high effective tax provision for the 2001 period reflects the non-deductability of $4.2 million in amortization expense for intangible asset.

The Company's net income for the nine-month period of 2002 was $9.2 million, a $4.1 million or an 80.4% increase over the $5.1 million net income recorded in the same period of 2001.

Dividends on Preferred A equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.6 million for the nine-month periods ending September 30, 2002 and September 30, 2001. This dividend is cumulative and has been accrued but not paid. An additional amount of $0.2 million for the nine-month periods September 30, 2002 and September 30, 2001 has been accrued representing the accretion in the value of the Preferred A.

The net income applicable to Common Shares was $8.3 million for the first nine months of 2002 as compared to $4.3 million for the same period in 2001.

**Liquidity And Capital Resources**

*Nine Months Ended September 30, 2002 and September 30, 2001*

For the nine months ended September 30, 2002, Singer had a net cash inflow from operations of $8.8 million primarily due to the Company's net income of $9.2 million, and to depreciation and amortization of $5.0 million. This was partially offset by an increase in accounts receivable of $12.0 million. Capital expenditures for the nine-month period in 2002 were $4.9 million. The net decrease in notes and loans and long-term debt amounted to $12.5 million, primarily due to repayment of $5.0 million to the Bank of Nova Scotia and $4.5 million to the Company's Brazil subsidiary Bondholders. The net effect was a decrease in cash and cash equivalents of $4.5 million to $10.4 million at September 30, 2002.

For the nine months ended September 30, 2001, Singer had a net cash inflow from operations of $9.1 million primarily due to the Company's net income of $5.1 million, depreciation and amortization of $9.2 million and a decrease in account receivable of $7.7 million, which were partially offset by an increase in inventory of $7.2 million. Capital expenditures for the nine-month period in 2001 were $3.4 million. The net decrease in notes and loans and long-term debt amounted to $7.3 million The net effect was a decrease in cash and cash equivalents by $0.5 million to $12.0 million at September 30, 2001.

As of September 30, 2002, Singer had net working capital of $34.6 million compared to a net working capital deficit of $17.8 million as of September 30, 2001. The $52.4 million improvement in the working capital position reflects the reclassification as of September 30, 2002 of $40.0 million in long-term debt due under certain financing arrangements where the Company is in compliance with all financial covenants as of September 30, 2002 but was not in compliance with certain covenants as of September 30, 2001. The remaining improvement in working capital of $12.4 million was primarily due to a reduction in accounts payable and accrued liabilities by $15.3 million and an increase in account receivables by $11.0 million, these were partially offset by a $16.8 million reduction in inventory.

The Bank of Nova Scotia Financing Agreement contains certain covenants and places certain restrictions upon the Company. Under the more restrictive of these requirements, the borrower must observe certain specified financial covenants including minimum quarterly EBITDA. The Company has negotiated certain modifications to the financial covenants with the Bank of Nova Scotia for the quarter ending December 31, 2001 and for the subsequent quarters; the Bank has also agreed to waive all prior covenant defaults. As consideration for these modifications and waivers, and for a rescheduling of a portion of a principal repayment due December 31, 2001 to June 30, 2002, the Company was required to make an additional debt repayment of $5.0 million by December 31, 2002.

As of September 30, 2002, the Company was in compliance with all of its respective covenants and restrictions under the Bank of Nova Scotia Financing Agreement.

As of September 30, 2002, Singer's liquidity position was tight. The Company's available short-term lines of credit and corresponding amounts utilized at September 30, 2002, were $72.9 million and $56.6 million, respectively. The Company was either fully drawn or close to fully drawn under certain facilities, while other facilities in certain locations remain unutilized. These facilities are not generally available to provide liquidity in other locations.

Among significant principal repayments due over the following twelve months are repayments under the Nova Scotia Financing Agreement to reduce the outstanding balance of the facility by $4.6 million to $40.0 million by December 31, 2002; the Company's Turkish subsidiary is required to increase its quarterly blended principal and interest repayments from $0.4 to $1.6 million per quarter, starting on

December 12, 2002; and the Company's Brazil subsidiary is required to make a principal repayment of $4.5 million on September 14, 2003.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and to meet its obligations under several financing agreements, and obtain additional or replacement financing or successfully renegotiate with creditors under the credit facilities. Improvement in the Company's liquidity is dependent on a number of factors, including achievement of improved operating and financial performance, working capital efficiencies, and the ultimate realization of significant, one-time items, some of which are not within the Company's control. The Company believes that its Operating Companies have viable core businesses and that the Company has the potential to meaningfully improve operating and financial performance and to achieve its minimum-operating plan.

The Series A Convertible Preferred Stock ("Preferred A"), consists of 40 shares, with a liquidation preference of $500,000 per share. The Preferred A ranks senior to the Company's common stock as to dividends and liquidation rights. Dividends are cumulative at annual rates of 4%, 6% and 8% for the first four years, the next successive three years and the remaining three years of the term, respectively. As of September 30, 2002, the Company has accrued cumulative dividends of $1.6 million on the Preferred A that remain unpaid. No dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred A has been paid. No dividend payments are permitted under the Company's Nova Scotia Financing Agreement.

**Research and Development**

Research and development expenses are incurred largely at Singer's manufacturing facilities in Brazil. The amount spent on research and development in the three-month and nine-month periods ended September 30, 2002 and 2001 were not material. The Company's ability to offer competitive, state-of-the-art computer machines and full-featured, mechanical machines is aided by its close, working relationships with third-party manufacturers who supply the Company with a share of the sewing products that is sells.

**Environment**

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the three-month and nine-month periods ending September 30, 2002 and 2001.

**Market Risks**

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign exchange rate fluctuations. In recent periods, for many operations, financial trends reported in US dollars have appeared significantly less favorable than would have been the case had those results been reported in local currency.

The Company's debt is largely subject to variable interest rates. Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial condition or results of operations in the near future.

There have been no material changes in the market risks faced by Singer since December 31, 2001. For a further discussion of these market risks and other risk factors see the Singer NV 2001 Disclosure Statement and Report dated May 2002.